U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 5

[  ] Check box if no longer subject to Section 16.

Form 3 Holdings Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL ONWERSHIP

Form 4 Transactions Reported

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol INVESTNET, INC.		6. Relationship of Reporting Person to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) __Other (specify below) PRESIDENT/SECRETARY/CHIEF FINANCIAL OFFICER
(Last) (First) (Middle) CAMPBELL RUAIRIDH WILLIAM	3. IRS or Social Se- curity Number of Reporting Person (Voluntary)	4. Statement for Month/Year JANUARY, 2002
(Street) 600 WESTWOOD TERRACE		5. If Amendment, Date of Original (Month/Year)
(City) (State) (Zip) AUSTIN TEXAS 78746	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of In- direct Bene- ficial Owner- ship (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	03/16/00	A		250,000	A	0.001	250,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over) (Print or Type Response) SEC 2270 (10/94)

FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- tion Code (Instr. 8)	5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr.5)	9. Number of Deriv- ative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner-ship Form of De-riviative Securitiy: Direct (D) or Indirect (I) (Instr. 4)	11. Na- ture of Indirect Bene- ficial Own- ership (Instr. 4)
				(A)	(D)	Date Exer- cisable	Exipra- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

** Intention misstatements or omission of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

**Signature of Reporting Person

/s/ Ruairidh Campbell

Date: February 6, 2002

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

SEC 2270 (10/94)